UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Anacor Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032420101

(CUSIP Number)

DAVID L. STEPP

VENROCK

3340 HILLVIEW AVENUE

PALO ALTO, CALIFORNIA 94304

TELEPHONE: (650) 561-9580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032420101	Page 2 of 19

1	NAMES OF REPORTING PERSONS Venrock Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is being filed by Venrock Associates IV, L.P. (“VAIV”), Venrock Partners, L.P. (“VP”), Venrock Entrepreneurs Fund IV, L.P. (“VEFIV”), VR Management, LLC (“VRM”), Venrock Management IV, LLC (“VMIV”), Venrock Partners Management, LLC (“VPM”), and VEF Management IV, LLC (“VEFMIV” and, together with VAIV, VP, VEFIV, VRM, VMIV, and VPM, the “Venrock IV Entities”), Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co.”), VHCP Management, LLC (“VHCPM” and, together with VHCP and VHCP Co., the “Venrock Healthcare Entities” and the Venrock Healthcare Entities together with Venrock IV Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Anders Hove (“Hove”) within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 3 of 19

1	NAMES OF REPORTING PERSONS Venrock Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 4 of 19

1	NAMES OF REPORTING PERSONS Venrock Entrepreneurs Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 5 of 19

1	NAMES OF REPORTING PERSONS VR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 6 of 19

1	NAMES OF REPORTING PERSONS Venrock Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 7 of 19

1	NAMES OF REPORTING PERSONS Venrock Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 8 of 19

1	NAMES OF REPORTING PERSONS VEF Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,632,061 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,632,061 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,061 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,259,308 shares held by VAIV, (ii) 256,812 shares held by VP, (iii) 30,941 shares held by VEFIV, and (iv) 85,000 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,178,474 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 9 of 19

1	NAMES OF REPORTING PERSONS Venrock Healthcare Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,474 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,474 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,474 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 996,236 shares by VHCP and (ii) 182,238 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,547,061 shares held by VAIV, VP and VEFIV and 85,000 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

CUSIP No. 032420101	Page 10 of 19

1	NAMES OF REPORTING PERSONS VHCP Co-Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,474 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,474 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,474 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 996,236 shares by VHCP and (ii) 182,238 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,547,061 shares held by VAIV, VP and VEFIV and 85,000 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014 .

CUSIP No. 032420101	Page 11 of 19

1	NAMES OF REPORTING PERSONS VHCP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,178,474 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,178,474 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,474 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 996,236 shares by VHCP and (ii) 182,238 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,547,061 shares held by VAIV, VP and VEFIV and 85,000 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

CUSIP No. 032420101	Page 12 of 19

Explanatory Note

This Schedule 13D/A (the “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 2010 and amended by that certain Schedule 13D/A filed with the Securities and Exchange Commission on March 15, 2013 (as amended, the (“Original Schedule 13D”) to report the sales of shares of Common Stock (as defined below) of the Issuer (as defined below) by certain of the Venrock Entities (as defined below). The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirely as follows:

(a) Venrock Associates IV, L.P. (“VAIV”), Venrock Partners, L.P. (“VP”), Venrock Entrepreneurs Fund IV, L.P. (“VEFIV”), VR Management, LLC (“VRM”), Venrock Management IV, LLC (“VMIV”), Venrock Partners Management, LLC (“VPM”) and VEF Management IV, LLC (“VEFMIV” and, together with VAIV, VP, VEFIV, VRM, VMIV and VPM, the “Venrock IV Entities”), Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co.”) and VHCP Management, LLC (“VHCPM,” and, together with VHCP and VHCP Co., the “Venrock Healthcare Entities” and the Venrock Healthcare Entities, together with the Venrock IV Entities, the “Reporting Persons”). The Venrock IV Entities and the Venrock Healthcare Entities are collectively referred to herein as the “Venrock Entities.”

(b) The address of the principal place of business of each of the Reporting Persons is 3340 Hillview Avenue, Palo Alto, California 94304.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Listed Persons are United States citizens and each of the Venrock Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling VMIV, VPM, VEFMIV and VHCPM (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between September 12, 2014 and September 26, 2014, the Venrock Entities sold an aggregate of 850,000 shares of the Issuer’s Common Stock.

CUSIP No. 032420101	Page 13 of 19

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
VAIV	1,259,308	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VP	256,812	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VEFIV	30,941	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VRM	0	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VMIV	0	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VPM	0	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VEFMIV	0	0	1,632,061	0	1,632,061	1,632,061	3.8	% (3)
VHCP	996,236	0	1,178,474	0	1,178,474	1,178,474	2.7	% (4)
VHCP Co.	182,238	0	1,178,474	0	1,178,474	1,178,474	2.7	% (4)
VHCPM	0	0	1,178,474	0	1,178,474	1,178,474	2.7	% (4)

CUSIP No. 032420101	Page 14 of 19

(1)	VMIV, VPM and VEFMIV serve as the sole general partner of VAIV, VP and VEFIV, respectively. VMIV, VRM, VPM and VEFMIV own no securities of the Issuer directly. VHCPM serves as the sole general partner of VHCP and the sole manager of VHCP Co.
(2)	Represents shares underlying options held by Anders Hove (“Hove”) that are exercisable within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit of, VRM.
(3)	This percentage is based upon (i) 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014 plus (ii) 85,000 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.
(4)	This percentage is based upon 42,897,186 shares of the Issuer’s common stock outstanding as of October 30, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

(c)	The open market sales on September 12, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Sale Price Per Share
VAIV	6,931	$24.98
VP	1,413	$24.98
VEF	170	$24.98
VHCP	5,483	$24.98
VHCP Co.	1,003	$24.98

The open market sales on September 16, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Sale Price Per Share
VAIV	34,653	$24.99
VP	7,067	$24.99
VEF	851	$24.99
VHCP	27,414	$24.99
VHCP Co.	5,015	$24.99

The open market sales on September 18, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Sale Price Per Share
VAIV	693	$24.87
VP	141	$24.87
VEF	17	$24.87
VHCP	548	$24.87
VHCP Co.	101	$24.87

The open market sales on September 19, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Sale Price Per Share
VAIV	341,217	$24.87
VP	69,585	$24.87
VEF	8,384	$24.87
VHCP	269,936	$24.87
VHCP Co.	49,378	$24.87

The open market sales on September 26, 2014, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Sale Price Per Share
VAIV	9,241	$25.00
VP	1,884	$25.00
VEF	227	$25.00
VHCP	7,311	$25.00
VHCP Co.	1,337	$25.00

(d) – (e) Not applicable.

CUSIP No. 032420101	Page 15 of 19

Item 7. Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D/A.

CUSIP No. 032420101	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 20, 2015

VENROCK ASSOCIATES IV, L.P. By its General Partner, Venrock Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK ENTREPRENEURS FUND IV, L.P.
By its General Partner, VEF Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS, L.P.
By its General Partner, Venrock Partners Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK HEALTHCARE CAPITAL PARTNERS, L.P.
By its General Partner, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP CO-INVESTMENT HOLDINGS, LLC
By its Manager, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VEF MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VR MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 032420101	Page 17 of 19

SCHEDULE I

Members of VMIV, VPM and VEFMIV:

Brian D. Ascher

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Michael Brooks

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Tony Evnin, Ph.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Anders Hove, M.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively. Manager of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co.

Citizenship:

United States of America

Bong Koh

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Manager of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co.

Citizenship:

United States of America

Bryan Roberts, Ph.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

CUSIP No. 032420101	Page 18 of 19

Mike Tyrrell

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

CUSIP No. 032420101	Page 19 of 19

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the Common Stock of Anacor Pharmaceuticals Inc. is filed on behalf of each of the undersigned.

Date: February 20, 2015

VENROCK ASSOCIATES IV, L.P. By its General Partner, Venrock Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK ENTREPRENEURS FUND IV, L.P. By its General Partner, VEF Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS, L.P. By its General Partner, Venrock Partners Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK HEALTHCARE CAPITAL PARTNERS, L.P. By its General Partner, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP CO-INVESTMENT HOLDINGS, LLC By its Manager, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VEF MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VR MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer